SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

December 21, 2015

Commission File No.: 1-34455

Anheuser-Busch InBev SA/NV

(Translation of registrant’s name into English)

Belgium

(Jurisdiction of Incorporation)

Brouwerijplein 1,

3000 Leuven, Belgium

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F       ✓                   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                    No       ✓

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-172069), FORM S-8 (FILE NO. 333-171231), FORM S-8 (FILE NO. 333-169272), FORM S-8 (FILE NO. 333-165566), FORM S-8 (FILE NO. 333-165065), FORM S-8 (FILE NO. 333-178664), FORM S-8 (FILE NO. 333-188517), FORM S-8 (FILE NO. 333-192806), FORM S-8 (FILE NO. 333-201386) AND FORM S-8 (FILE NO. 333-208634) OF ANHEUSER-BUSCH INBEV SA/NV AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

EXPLANATORY NOTE

As previously announced on 11 November 2015, the board of Anheuser-Busch InBev SA/NV (“AB InBev”) and the board of SABMiller plc (“SABMiller”) have reached agreement on the terms of a recommended acquisition by AB InBev of the entire issued and to be issued share capital of SABMiller, (the “acquisition of SABMiller”). At the same time, AB InBev announced an agreement under which Molson Coors Brewing Company (“Molson Coors”) will purchase the whole of SABMiller’s interest in MillerCoors LLC (the “MillerCoors divestiture”), a joint venture in the U.S. and Puerto Rico between Molson Coors and SABMiller, and the Miller brand portfolio outside of the U.S. (“Global Miller Brands”) in a related transaction conditional upon the completion of AB InBev’s acquisition of SABMiller. Collectively, the acquisition of SABMiller and the MillerCoors divestiture, along with the related financing, are referred to as “the Transaction.”

In order to allow continued access to the U.S. public debt markets, AB InBev plans to file today a shelf registration statement on Form F-3ASR with the U.S. Securities and Exchange Commission (the “SEC”). AB InBev has determined that, for purposes of Rule 3-05 of Regulation S-X, the acquisition of SABMiller is a probable transaction and meets the relevant significance thresholds that require it to incorporate historical financial statements for SABMiller in such shelf registration statement.

In addition, pursuant to Article 11 of Regulation S-X, AB InBev is required to incorporate in the registration statement unaudited pro forma condensed combined financial information prepared to reflect the Transaction, including the financing structure established to fund the acquisition of SABMiller. Such pro forma financial information is based on the historical consolidated financial statements of AB InBev and the historical consolidated financial statements of SABMiller, and is presented for illustrative purposes only and does not necessarily reflect the results of operations or the financial position of AB InBev that would have resulted had the Transaction occurred at the dates indicated, or project the results of operations or financial position of AB InBev for any future date or period.

The audited consolidated income statements, statements of comprehensive income, cash flow statements and statements of changes in equity of SABMiller for the years ended 31 March 2015, 2014 and 2013, and the audited consolidated balance sheets of SABMiller as of 31 March 2015 and 2014, including the notes thereto and the report of the independent accountant thereon, are filed as Exhibit 99.1 to this report on Form 6-K.

The unaudited consolidated income statements, statements of comprehensive income, cash flow statements, and statements of changes in equity of SABMiller for the six months ended 30 September 2015 and 2014, and the unaudited consolidated balance sheet of SABMiller as of 30 September 2015 including the notes thereto, are filed as Exhibit 99.2 to this report on Form 6-K.

The unaudited pro forma condensed combined income statements for the year ended 31 December 2014 and for the six months ended 30 June 2015 and the unaudited pro forma condensed combined balance sheet as of 30 June 2015, are attached hereto as Exhibit 99.3 to this report on Form 6-K.

Forward-Looking Statements and Risk Factors

This Current Report on Form 6-K, including the Exhibits filed herewith, oral statements made regarding the Transaction, and any other information published by AB InBev, SABMiller and Newco (as defined in “Risk Factors” filed herewith as Exhibit 99.4) contain certain forward-looking statements with respect to the financial condition, results of operations and businesses of AB InBev, Newco and SABMiller and their respective groups, and certain plans and objectives of AB InBev and Newco with respect to the combined group. All statements other than statements of historical fact are forward-looking statements.

Forward-looking statements are prospective in nature and are not based on historical facts, but rather on current expectations and projections of the management of AB InBev, Newco and SABMiller about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. The forward-looking statements contained in this Current Report on Form 6-K relate to the expected effects of the Transaction on AB InBev, Newco and/or SABMiller, the expected timing and scope of the Transaction and other statements other than historical facts. Often, but not always, forward-looking statements can be identified by the use of forward-looking words such as “plans”, “expects” or “does not expect”, “is subject to”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Although AB InBev believes that the expectations reflected in such forward-looking statements are reasonable, AB InBev can give no assurance that such expectations will prove to be correct. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.

There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include the satisfaction of the pre-conditions and the conditions to the Transaction; the ability to realize the anticipated benefits and synergies of the acquisition of SABMiller, including as a result of a delay in completing the acquisition or difficulty in integrating the businesses of the companies involved; the ability to obtain the regulatory approvals related to the Transaction, the ability to satisfy any conditions required to obtain such approvals and the impact of any conditions imposed by various regulatory authorities on AB InBev, Newco and SABMiller; the potential costs associated with the complex cross-border structure of the Transaction; the financial and operational risks in refinancing the Transaction and due to AB InBev’s increased level of debt; any change of control or restriction on merger provisions in agreements to which AB InBev or SABMiller is a party that might be triggered by the Transaction; the impact of foreign exchange rates; the performance of the global economy; the capacity for growth in beer, alcoholic beverage markets and non-alcoholic beverage markets; the consolidation and convergence of the industry, its suppliers and its customers; the effect of changes in governmental regulations; disruption from the Transaction making it more difficult to maintain relationships with customers, employees, suppliers, associates or joint venture partners as well as governments in the territories in which the SABMiller group and the AB InBev group operate; the impact of any potential impairments of goodwill or other intangible assets on the financial condition and results of operations of the combined group; the impact that the size of the combined group, contractual limitations it is subject to and its position in the markets in which it operates may have on its ability to successfully carry out further acquisitions and business integrations and the success of AB InBev and/or Newco in managing the risks involved in the foregoing, as well as additional factors, including the risks described in Exhibit 99.4 hereto and the risks relating to AB InBev described under Item 3.D of its Annual Report on Form 20-F filed with the SEC on 24 March 2015. Any forward-looking statements should therefore be construed in the light of such factors. None of AB InBev, Newco or SABMiller, nor any of their respective associates or directors, officers or advisers, provides any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in this Current Report on Form 6-K will actually occur. You are cautioned not to place undue reliance on these forward-looking statements. Each forward-looking statement speaks only as of the date of this Current Report on Form 6-K. None of AB InBev, the AB InBev group, SABMiller or the SABMiller group undertakes any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except to the extent legally required. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this Current Report on Form 6-K.

Future SEC Filings and This Filing: Important Information

In the event that AB InBev and SABMiller implement a transaction relating to the acquisition of SABMiller by AB InBev, AB InBev or Newco (a Belgian limited liability company to be formed for the purposes of such transaction) may be required to file relevant materials with the SEC. Such documents, however, are not currently available. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING SUCH POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of such filings without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from AB InBev, without charge, once they are filed with the SEC.

Notice to US investors

US holders of SABMiller shares should note that the steps of any transaction requiring approval by SABMiller shareholders may be implemented under a UK scheme of arrangement provided for under English company law. If so, it is expected that any shares to be issued to SABMiller shareholders would be issued in reliance upon the exemption from the registration requirements of the US Securities Act of 1933, provided by Section 3(a)(10) thereof and would be subject to UK disclosure requirements (which are different from those of the United States). If the acquisition of SABMiller is not implemented under a UK Scheme of Arrangement, it may instead be implemented by way of a takeover offer under English law. If so, any securities to be issued to SABMiller shareholders will be registered under the US Securities Act, absent an applicable exemption from registration. If the acquisition of SABMiller is implemented by way of UK takeover offer, it will be done in compliance with the applicable rules under the US Exchange Act of 1934, including any applicable exemptions provided under Rule 14d-1(d) thereunder.

This filing shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

EXHIBIT INDEX

Exhibit Number	Description

99.1	SABMiller plc Audited Consolidated Financial Statements as of 31 March 2015 and 2014 and for the years ended 31 March 2015, 2014 and 2013

99.2	SABMiller plc Unaudited Condensed Consolidated Financial Statements as of 30 September 2015 and for the six months ended 30 September 2015 and 2014

99.3	Anheuser-Busch InBev SA/NV Unaudited Pro Forma Condensed Combined Financial Information for the year ended 31 December 2014, and as of and for the six months ended 30 June 2015

99.4	Risk Factors relating to the Transaction.

99.5	Consent of PricewaterhouseCoopers LLP

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANHEUSER-BUSCH INBEV SA/NV (Registrant)

Dated: December 21, 2015	By:	/s/ Jan Vandermeersch Name: Jan Vandermeersch Title: Senior Legal Counsel Corporate